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FEB 29 2008

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[redacted]

SECU[illegible] 08027621 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard Financial Corporation dba Leonard & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy	Michigan	48098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Currier (248) 952-5808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, David Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

LINDA D. DAVIS
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jan. 8, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused.
experienced.
responsive.

LEONARD FINANCIAL CORPORATION
dba LEONARD & COMPANY

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007 AND 2006

Cohen
Fund Audit Services

LEONARD FINANCIAL CORPORATION
dba LEONARD & COMPANY

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Cohen Fund Audit Services
Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com
440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS AND SHAREHOLDERS
LEONARD FINANCIAL CORPORATION
dba LEONARD & COMPANY

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Leonard Financial Corporation dba Leonard & Company (the Company), as of December 31, 2007, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of Leonard & Company, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cohen Fund Audit Services

February 27, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006*
ASSETS		
Cash and cash equivalents	$ 1,333,249	$ 299,977
Restricted cash	128,807	78,807
Commissions receivable	325,806	306,170
Advances to salesmen	167,375	122,984
Due from related company	1,500,552	2,604,226
Prepaid expenses	34,958	37,087
Deferred income tax assets	57,000	
	$ 3,547,747	$ 3,449,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 926,108	$ 316,526
Accounts payable and other accrued expenses	241,712	31,319
Note payable – Regulatory agency	2,369	16,066
Federal income taxes payable	34,555	23,500
Total liabilities	1,204,744	387,411
COMMITMENT AND CONTINGENCIES		
Shareholders' equity:		
Preferred stock, 60,000 shares authorized; 32,540 (2007) and 36,040 (2006) shares issued	3,254,000	3,604,000
Aggregate liquidation preference of $3,254,000 (2007) and $3,604,000 (2006)		
Common stock, no par value; 60,000 shares authorized; 26,666.75 (2007) and 25,000 (2006) shares issued	141,568	107,500
Additional paid-in capital	810,500	810,500
Deficit	(1,863,065)	(1,460,160)
	2,343,003	3,061,840
	$ 3,547,747	$ 3,449,251

**Reclassified to conform with current year's presentation*

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue		
Commissions and fees	$ 10,806,656	$ 9,240,746
Interest	633,954	484,854
	11,440,610	9,725,600
Expenses		
Commissions and clearing charges:		
Commissions	7,699,158	6,070,090
Clearing charges	573,571	640,280
	8,272,729	6,710,370
Gross profit from operations	3,167,881	3,015,230
Selling, general, and administrative expenses	3,199,756	2,914,780
Income (loss) before income taxes	(31,875)	100,450
Provision (credit) for income taxes		
Current	44,919	23,500
Deferred	(57,000)	
	(12,081)	23,500
Net income (loss)	$ (19,794)	$ 76,950

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Shareholders' Equity
Balance – January 1, 2006	$ 3,659,000	$ 107,500	$ 810,500	$ (1,141,037)	$ 3,435,963
Net income				76,950	76,950
Redemption of 550 shares of Series 3 Preferred Stock	(55,000)				(55,000)
Dividends paid on preferred stock				(396,073)	(396,073)
Balance - December 31, 2006	3,604,000	107,500	810,500	(1,460,160)	3,061,840
Net loss				(19,794)	(19,794)
Redemption of 3,500 shares of Series 3 Preferred Stock	(350,000)				(350,000)
Dividends paid on Preferred Stock				(383,111)	(383,111)
Issuance of shares		34,068			34,068
Balance - December 31, 2007	$ 3,254,000	$ 141,568	$ 810,500	$ (1,863,065)	$ 2,343,003

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006*
CASH FLOW PROVIDED FROM (USED IN) OPERATING ACTIVITIES		
Net income (loss)	$ (19,794)	$ 76,950
Noncash items included in operations		
Deferred income taxes	(57,000)	
Issuance of shares in exchange for services	34,068	
Increase (decrease) in cash resulting from changes in operating assets and liabilities		
Commissions receivable	(19,636)	(83,121)
Advances to salesmen	(44,391)	(101,969)
Prepaid expenses	2,129	8,338
Commissions payable	609,582	20,174
Accounts payable and other accrued expenses	210,393	(96,836)
Federal income taxes payable	11,055	23,500
Net cash provided from (used in) operations	726,406	(152,964)
CASH FLOW PROVIDED FROM INVESTING ACTIVITY		
Repayments from related company	1,103,674	262,570
CASH FLOW USED IN FINANCING ACTIVITIES		
Repayments on note payable	(13,697)	(13,934)
Redemption of preferred stock	(350,000)	(55,000)
Dividends paid to shareholders	(383,111)	(396,073)
	(746,808)	(465,007)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,083,272	(355,401)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	378,784	734,185
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 1,462,056	$ 378,784
SUPPLEMENTAL INFORMATION		
Income taxes paid	$ 33,867	

**Reclassified to conform with current year's presentation*

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Leonard Financial Corporation, doing business as Leonard & Company (the Company), is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and the State of Michigan, and 38 other states, including the District of Columbia, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the sale of fixed income securities, equity services, variable life insurance products, and providing investment advisory services.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The carrying broker is responsible for complying with all regulatory requirements related to carrying customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At December 31, 2007 and 2006, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to significant credit risk.

The Company considers financial instruments with a maturity of less than 120 days to be cash equivalents.

Restricted Cash

At December 31, 2007, restricted cash represents cash on deposit with the Company's clearing broker.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with transaction dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the transaction date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2007 and 2006, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at December 31, 2007 and 2006.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees that have been billed to the fiduciary accounts managed by the Company are recorded in the month earned.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. ADVANCES TO SALESMEN

Advances to salesmen consist of short-term, non-interest bearing advances of commissions. The Company expects to collect these amounts within twelve months of the date of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

4. NOTE PAYABLE – REGULATORY AGENCY

The note payable - regulatory agency in the amount of $2,369 and $16,066 at December 31, 2007 and 2006, respectively, is due to FINRA and is payable in monthly installments of $1,388 with interest at 10.25% through January 2008.

5. PREFERRED STOCK

The preferred stock outstanding is summarized as follows:

	December 31, 2007		December 31, 2006	
	Number of Shares	Amount	Number of Shares	Amount
Series A	5,350	$ 535,000	5,350	$ 535,000
Series 2	4,800	480,000	4,800	480,000
Series 3	22,390	2,239,000	25,890	2,589,000
	32,540	$ 3,254,000	36,040	$ 3,604,000

Series A Preferred Stock (Series A) has no par value, is non-voting, paying a cumulative dividend semi-annually at a 15% annualized rate and is callable by the Company at $105 per share.

Series 2 Preferred Stock (Series 2) has no par value, is non-voting, paying a cumulative dividend semi-annually at an 11% annualized rate and is callable by the Company at $105 per share.

Series 3 Preferred Stock (Series 3) has no par value, is non-voting, paying a cumulative dividend semi-annually at a 10% annualized rate and is callable by the Company at $101 per share.

Shareholders may redeem their preferred stock at $100 per share on the annual anniversary date of their original purchase, plus an amount equal to the unpaid cumulative dividends, if any, outstanding as of the redemption date.

In the event of liquidation or dissolution of the Company, holders of preferred shares shall be entitled to receive from the assets of the Company, after payment of all debts, $100 per share plus an additional amount equal to any unpaid accumulated dividends and dividends accrued thereon. If the amounts payable on liquidation or dissolution are not paid in full, the holders of the preferred shares shall share ratably in any distribution of the assets.

The holders of Series A Preferred Stocks shall have priority upon liquidation or dissolution of the assets of the Company. The holders of Series 2 are subordinate to Series A. The holders of Series 3 are subordinate to Series A and Series 2.

NOTES TO THE FINANCIAL STATEMENTS

5. PREFERRED STOCK (Continued)

Dividends paid on the Preferred Stock are summarized as follows:

	2007	2006
Series A	$ 80,250	$ 80,250
Series 2	53,070	52,800
Series 3	249,791	263,023
	$ 383,111	$ 396,073

During 2007, Series 3 shareholders triggered their put option at $100 per share plus cumulative unpaid dividends on 3,500 Series 3 shares owned.

Subsequent to December 31, 2007, the Board of Directors declared a dividend to Series 2 preferred stock shareholders payable on January 2, 2008. Total dividends paid amounted to $26,400.

Additionally, subsequent to December 31, 2007, the Board of Directors passed a resolution to redeem all of its outstanding shares of Series A Preferred Stock on February 4, 2008, at a price of $105 per share, for a total redemption of $561,750, plus any unpaid cumulative dividends.

6. RELATED PARTY TRANSACTIONS

The Company and a related company, Leonard Investment Group Inc. (LIG), operate under an annual management agreement whereby LIG pays all or a portion of the expenses of the Company, including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs, and managerial salaries. LIG charges the Company a management fee to cover these expenses and services. The Company pays its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes, and other outside vendors with whom it contracts.

For the years ended December 31, 2007 and 2006, LIG charged the Company management fees of $2,770,000 and $2,785,000, respectively, which are included in selling, general, and administrative expenses in the accompanying statement of operations.

Also, the Company has made non-interest bearing, short-term advances to LIG. Amounts due for these advances as of December 31, 2007 and 2006, were $1,500,552 and $2,604,226, respectively.

In addition, the Company acted as the broker in a transaction involving a company that shares the same owners and management team. The Company earned gross commissions from the related company of approximately $119,000 and $11,000 during 2007 and 2006, respectively.

NOTES TO THE FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to provide or sell the financial instrument underlying the contract at a loss.

8. COMMITMENT AND CONTINGENCIES

Stock Repurchase Agreement

The Company is obligated under a stock repurchase agreement with its individual shareholders which provides for, among other things, repurchase of shares in the event of death. The Company has the right of first refusal to acquire all or any part of shares in the event of separation of employment or retirement of a shareholder. The repurchase price per share is based upon the fair market value of the shares as defined in the agreement.

Arbitration

At December 31, 2007, the Company was involved in arbitration proceedings with the FINRA, formerly known as the National Association of Securities Dealers (NASD), regarding claims by individuals for losses on investments. It is the opinion of management that the outcome of pending arbitration proceedings with FINRA will not have a material adverse affect on the Company's financial position.

Regulatory Examination

The Company, as a member of FINRA, is subject to FINRA regulatory examinations from time to time. FINRA has conducted examinations regarding various regulatory matters and found deficiencies for failure to maintain documentation on customer accounts, failure to comply with certain SEC rules, and noncompliance related to its private placement offering of preferred stock. At December 31, 2007, included in other accrued expenses is a liability for settlement of several of these matters. The settlement was reached during 2007 and amounted to $190,000. It is the opinion of management that the outcome of the pending matters will not have a material adverse affect on the Company's financial position.

9. STOCK-BASED COMPENSATION

The Company has an agreement with a key officer, which provides for minimum compensation and fringe benefits in return for specific services, as defined in the agreement. Under this agreement, the officer has been granted an award of 3,333.50 shares of the Company's common stock as a benefit of his employment and in recognition of services provided. Fifty percent or 1,666.75 shares, vested immediately upon issuance in December 2007 and are not subject to forfeiture. The remaining shares shall be held in escrow and will vest evenly over a 60-month period. Unvested shares are immediately forfeited if employment is terminated for any reason other than a change in control.

NOTES TO THE FINANCIAL STATEMENTS

9. STOCK-BASED COMPENSATION (Continued)

The Company applies the fair-value based method of accounting for the shares granted to the officer as prescribed by Financial Accounting Standard Statement No. 123(R). Compensation expense in the amount of $34,068 has been recognized on the shares issued based on the fair value of the shares at the date of issuance. Fair value is estimated using the intrinsic method.

In addition, as part of the agreement, the Company has also established a bonus share award plan wherein the officer will be granted an additional 1,000.05 shares of common stock each year for the next five years. The bonus shares are contingent upon the Company meeting specific revenue targets, as defined. The revenue targets were not met in 2007 and, accordingly, no additional shares were granted.

10. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(i) and 15c3-7(a)(2)(iv), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $339,986, which was $244,002 in excess of its required net capital of $95,984.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2007, the ratio was 4.23 to 1.

11. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTES TO THE FINANCIAL STATEMENTS

12. INCOME TAXES

The significant temporary differences that give rise to the deferred tax assets at December 31, 2007, are as follows:

Deferred Tax Assets

- Expenses not deductible for tax purposes until paid

The gross deferred tax assets as of December 31, 2007, is as follows:

Gross deferred tax assets	
Current	$ 14,000
Long-term	43,000
	$ 57,000

At December 31, 2007, there was no valuation allowance required on the deferred income tax assets.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. FASB Interpretation No. 48 is effective for fiscal periods beginning after December 15, 2007. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not to be sustained. Management of the Company is currently evaluating the impact of FASB Interpretation No. 48 and does not expect it to have a material affect on the Company's financial statements.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$2,343,003
Less: Non-allowable assets		
Related party receivables	$1,500,552	
Unsecured receivables	174,780	
Prepaid expenses	34,958	
Deferred tax assets	57,000	1,767,290
Other deductions – Related company liabilities assumed		235,035
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		340,678
Haircuts on securities – Money market account		692
NET CAPITAL		$ 339,986
COMPUTATION OF AGGREGATE INDEBTEDNESS - Total liabilities from statement of financial condition	1,204,744	
Assumed liabilities of related company	235,035	$1,439,779
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 95,984
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 95,984
EXCESS NET CAPITAL		$ 244,002
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.23 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2007, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments.

SCHEDULES II AND III -
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31,2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com
440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS AND SHAREHOLDERS
LEONARD FINANCIAL CORPORATION
dba LEONARD & COMPANY

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Leonard Financial Corporation dba Leonard & Company (the Company), as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal controls) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 27, 2008
Westlake, Ohio

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